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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                            SEC FILE NO. 0-21467
                                                           CUSIP NO. 69423U 10 7

(Check One):   Form 10-KSB |X|   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [ ]
               Form N-SAR [ ]

For Period Ended: December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________


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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         PACIFIC ETHANOL, INC.
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Full Name of Registrant:

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Former Name if Applicable

         5711 N. WEST AVENUE
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Address of Principal Executive Office (Street and Number)

         FRESNO, CALIFORNIA  93711
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
[X] report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant was unable to file its annual report on Form 10-KSB in a timely manner without unreasonable effort or expense because management needs additional time to complete the detailed and complex financial disclosures in the report. In addition, the Registrant's independent registered public accounting firm requires additional time to complete its audit of the Registrant's financial statements for the year ended December 31, 2005. The delay in management's completion of the financial disclosures and the delay in the completion of the audit are due in part to the complexity of preparing financial disclosures related to the Share Exchange Transaction. See "Preliminary Note" below. The delay in management's completion of the financial disclosures is also due in part to the simultaneous and substantial efforts by management to complete and close two pending financing transactions. Management and the Registrant's independent registered public accounting firm have been working diligently to complete the financial disclosures and the audit and anticipate that the report will be filed no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

WILLIAM G. LANGLEY                        (559)                    435-1771
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(Name)                                  (Area Code)             (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     PRELIMINARY NOTE

         In March 2005, the Registrant completed a share exchange transaction with the shareholders of Pacific Ethanol California, Inc., a California corporation ("PEI California"), and the holders of the membership interests of each of Kinergy Marketing, LLC, an Oregon limited liability company ("Kinergy") and ReEnergy, LLC, a California limited liability company ("ReEnergy"), pursuant to which the Registrant acquired all of the issued and outstanding shares of capital stock of PEI California and all of the outstanding membership interests of each of Kinergy and ReEnergy. Immediately prior to the consummation of the share exchange transaction, the Registrant's predecessor, Accessity Corp., a New York corporation ("Accessity") reincorporated in the State of Delaware under the name Pacific Ethanol, Inc. through a merger of Accessity with and into its then-wholly-owned Delaware subsidiary named Pacific Ethanol, Inc., which was formed for the purpose of effecting the reincorporation. The Registrant is the surviving entity resulting from the reincorporation merger and Kinergy, PEI California and ReEnergy are now three of its wholly-owned subsidiaries.





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         The share exchange transaction has been accounted for as a reverse acquisition whereby PEI California is deemed to be the accounting acquiror of the Registrant's predecessor, Accessity. As a result, the Registrant's results of operations for the year ended December 31, 2004 consist of the operations of PEI California only. The Registrant has consolidated the results of Kinergy and ReEnergy beginning from March 23, 2005, the date of the share exchange transaction. Accordingly, the Registrant's results of operations for the year ended December 31, 2005 consist of the operations of PEI California for the entire yearly period and the operations of Kinery and ReEnergy from March 23, 2005 through December 31, 2005.

     UNAUDITED PRELIMINARY RESULTS OF OPERATIONS

         THE FOLLOWING PRELIMINARY RESULTS OF OPERATIONS ARE UNAUDITED. THE REGISTRANT'S AUDITED RESULTS OF OPERATIONS COULD BE
         MATERIALLY DIFFERENT FROM THE UNAUDITED PRELIMINARY RESULTS OF OPERATIONS SET FORTH BELOW.

         The Registrant anticipates reporting net sales of $87.6 million for 2005, an increase of $87.6 million compared to the approximately $20,000 in net sales reported for 2004. Net sales attributable to the acquisition of Kinergy on March 23, 2005 contributed all of this increase.

         The Registrant anticipates reporting gross profit of $3.2 million for 2005, an increase of $3.2 million compared to the approximately $7.200 in gross profit reported for 2004. Gross profit attributable to the acquisition of Kinergy on March 23, 2005 contributed all of this increase.

         The Registrant anticipates reporting selling, general and administrative expenses of $8.3 million for 2005, an increase of $7.3 million compared to the approximately $1.0 million of these expenses reported for 2004.

         The Registrant anticipates reporting a net loss of $9.1 million for 2005, an increase of $6.3 million compared to a net loss of $2.8 million reported for 2004. The increase in net loss primarily resulted from the increase in selling, general and administrative expenses described above.

         Basic and diluted net loss per share are anticipated to be $0.36 based upon 25.1 million basic and diluted weighted-average shares outstanding for 2005, as compared to basic and diluted net loss per share of $0.23 based upon
12.4 million basic and diluted weighted-average shares outstanding for 2004.



                              PACIFIC ETHANOL, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  APRIL 3, 2006             By: /S/ WILLIAM G. LANGLEY
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                                     William G. Langley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.